                                                                    EXHIBIT 99.1

[BROOKFIELD logo]                                              THIRD QUARTER
                                                                        2001   3

FINANCIAL HIGHLIGHTS AND SHAREHOLDER INFORMATION

                                                              Three months ended Sept. 30             Nine months ended Sept. 30
                                                           ---------------------------------      ---------------------------------
US millions, except per share data                           2001         2000        1999          2001         2000         1999
                                                           -------      -------      -------      -------      -------      -------
RESULTS FROM OPERATIONS
Total revenues                                             $   556      $   483      $   463      $ 1,603      $ 1,371      $ 1,253
Cashflow from operations                                        89           77           63          307          234          176
Net income                                                      53           39           36          187          124           98

PER DILUTED COMMON SHARE
Cashflow                                                   $  0.52      $  0.46      $  0.36      $  1.79      $  1.40      $  1.02
Cashflow prior to lease termination and other
  office property gains                                    $  0.52      $  0.46      $  0.36      $  1.50      $  1.29      $  1.02
Net income                                                 $  0.30      $  0.22      $  0.20      $  1.06      $  0.70      $  0.53


Q3 ACHIEVEMENTS

o Increased cashflow per share, prior to lease termination and other office property gains, for the three months ended September 30,2001 to $0.52, a 13% increase over the same period a year ago.

o Increased net income per diluted share by 36% over the same quarter last year to $0.30.

o Completed acquisition of land lease under Bankers Hall and refinancing of the 2.6 million square foot office complex.

o Included in two Wilshire Associates' Real Estate Indices, raising Brookfield's profile with dedicated real estate funds and institutional investors.

o Strengthened the balance sheet with the conversion of debentures and warrants into 5.1 million shares.

CORPORATE PROFILE

Brookfield Properties Corporation,with over US$8 billion in assets, owns, develops and manages premier North American office properties. The Brookfield portfolio spans 55 commercial properties and development sites totaling 45 million square feet. Brookfield also operates real estate service businesses and develops master-planned residential communities. Brookfield is inter-listed on the New York and Toronto Stock Exchanges under the symbol BPO.

TO OUR SHAREHOLDERS

DEAR FELLOW SHAREHOLDERS:

We are pleased to report that the third quarter ended September 30, 2001 marked another strong quarter of growth in financial and operating performance for Brookfield. These results were driven by our strategic position in premier quality, downtown office properties and our proactive asset management. This was particularly evident in the third quarter of 2001.

FINANCIAL RESULTS

For the three months ended September 2001, cashflow from operations increased to $89 million or $0.52 per share compared with $77 million or $0.46 per share during the same period in 2000. Net income in the third quarter was $53 million, a 36% increase over the $39 million reported in 2000, or $0.30 per diluted common share.

     Brookfield delivered on its earnings and cashflow targets during the third quarter, despite events of the past two months. This highlighted the stability of the company's cashflows from its portfolio of premier quality assets. With a strong balance sheet, long-term lease contracts and substantial financial flexibility, we are well positioned to weather the economic slowdown and take advantage of opportunities which we believe will present themselves in this environment.

OPERATING HIGHLIGHTS

o Achieved 9% internal growth of same commercial property operating income for the three months ended September 30, 2001. Commercial operating income in the quarter increased to $154 million before lease terminations and other office property gains.

o Accelerated plans for re-tenanting of downtown Manhattan properties. Working closely with city and state authorities, Brookfield is ahead of schedule in returning tenants to its properties. Occupancy was originally targeted for 60 days from September 18, 2001. One Liberty Plaza was opened to tenants on October 24, 2001, ahead of our original plan. Merrill Lynch began to re-occupy their premises at Tower Four World Financial Center the week of October 22, 2001. We have received the necessary approvals for re-occupancy of One World Financial Center, and Two World Financial Center has been turned over to the net lessor.

o Funds from Operation insulated by insurance. Brookfield held comprehensive insurance coverage, with $50 million of casualty and business interruption payments to the company received to date. Brookfield renewed its insurance on October 31, 2001, placing new business interruption and property insurance to cover the replacement cost of its properties. The company also continues to have liability risk insurance for terrorism. The new property and business interruption policy however, excludes coverage related to terrorism. Brookfield and other real estate owners are working with the insurance industry and the US government to ensure that the government supported terrorism risk program being proposed is enacted at the earliest practical opportunity.

o Proactively leased over 3 million square feet year to date, which represents 6% of the office portfolio and nearly three times what was contractually due. This strong leasing activity positions the company to maintain strong financial performance in the event of a prolonged economic slowdown.

o Extended average lease term to 10 years, with no major lease rollovers in the portfolio until 2005. Brookfield's occupancy rate remained at 97% throughout the portfolio and 98% in New York, Toronto and Boston, Brookfield's largest markets.

o Reported residential development income of $23 million in the quarter, with sales to date totaling approximately 100% of the units planned for delivery in 2001. Notwithstanding the economic slowdown, the low interest rate environment and home equity refinancing market continue to fuel demand for homes across North America. Land development approvals received to date position these operations for similar results in 2002.

PORTFOLIO AND CAPITAL INITIATIVES

Year to date, Brookfield completed a number of initiatives which enhance the value of the company's premier office portfolio and strengthen the balance sheet. These initiatives have generated over $1 billion of net cash for repayment of short-term debt and for re-deployment into higher growth opportunities and the repurchase of common equity interests. Major transactions during the period include the following:

THIRD QUARTER TRANSACTIONS

o Enhanced the value of the 2.6 million square foot Bankers Hall complex in Calgary with the acquisition of the land lease and a subsequent refinancing. In October 2001, Brookfield acquired the land lease under Bankers Hall creating a 100% freehold property ownership structure. This freehold unitization paved the way for the subsequent refinancing of this property with a $240 million, non-recourse, 12-year mortgage at a rate of 7.2%. Together these two transactions enhance the attractiveness of the property for the planned sale of a 50% interest of Bankers Hall in 2002.

o Disposed of major retail assets. Brookfield disposed of Bramalea City Centre in October, a 1.2 million square foot regional shopping center complex located in Toronto, the last major retail center owned by Brookfield. This transaction, together with the recent sale of Seven Oaks

2 / Brookfield 3Q 2001 Report
     and West Oaks retail centers, generated approximately $200 million in proceeds to Brookfield.

o Renewed normal course issuer bid and to date in 2001 acquired 2.2 million common shares. Brookfield renewed its normal course issuer bid for a one-year period commencing September 13, 2001. Total authorization enables Brookfield to acquire up to 8,165,400 shares, approximately 5% of the issued and outstanding common shares of the company.

o Included in two Wilshire Associates' Real Estate Indices. Brookfield was added to the Wilshire Real Estate Securities Index and Real Estate Operating Companies Index effective September 30, 2001. Inclusion in these two real estate industry benchmark indices affirms Brookfield's leadership position within the North American real estate industry and contributes to raising Brookfield's profile with dedicated real estate funds and institutional investors who benchmark their performance against the major real estate industry participants.

o Increased dividend and payout schedule. During the quarter, Brookfield announced a 50% increase in the annual common share dividend from the former annual pay-out of $0.26 to $0.40. The company also introduced quarterly payments rather than the previous semi-annual dividend pay-out. The new dividend payout plan commenced September 30, 2001 with a quarterly dividend of $0.10 per share to shareholders of record on September 1, 2001. A further common share dividend of $0.10 was declared by the board of directors on November 2,2001 to shareholders of record on December 1, 2001 with payment on December 31,2001.

o Strengthened the balance sheet with the conversion of debentures and warrants into 5.1 million shares. During August, Brookfield eliminated the last senior convertible instruments from the balance sheet through: the conversion of $50 million of June 2008 convertible debentures by the holder into 2,622,100 shares in accordance with their terms; and the exercise by the holder of 2.5 million May 2003 warrants into 2.5 million common shares.

FIRST HALF TRANSACTIONS

o Refinanced and sold a 50% interest in Fifth Avenue Place office complex in Calgary. Brookfield refinanced this 1.7 million square foot property with a $105 million non-recourse, 10-year first mortgage at a rate of 7.6%. A 50% equity interest in the property was also sold on a gross value of $178 million to an institutional investor. This generated a gain of $30 million and net cash to the company of $80 million.

o Completed the sale of a 49% interest in two Boston office properties, 53 and 75 State Street, to an institutional investor for total proceeds of $337 million, $168 million of cash for the equity component and their assumption of $169 million of property level debt.

o Completed two refinancings in the New York property portfolio, totaling nearly $1 billion. During the first six months of the year,Brookfield refinanced the 1.7 million square foot 245 Park Avenue property in midtown Manhattan with a $500 million investment grade mortgage, which has a term of 10 years and a fixed-rate coupon of 6.65%. Brookfield also refinanced the 2.2 million square foot One Liberty Plaza in downtown Manhattan with a $432 million investment grade mortgage which has a term of 10 years and a fixed-rate coupon of 6.75%.

o Acquired an additional 5.4% interest in the company's New York and Boston assets, owned through Brookfield Financial Properties, from Citibank N.A., bringing Brookfield's ownership to 95%. This transaction was completed in the second quarter of 2001 for a total cost of $202 million.

A LOOK AHEAD

Brookfield is confident in the company's ability to deliver on its stated financial targets, and with a balance sheet financially positioned for the current environment, it is well positioned to benefit from the opportunities likely to arise. On behalf of the entire Brookfield team,thank you for your continued support.


(signed)

Gordon E. Arnell
Chairman


(signed)


J. Bruce Flatt
President and Chief Executive Officer
November 2, 2001

                                                   Brookfield 3Q 2001 Report / 3

CONSOLIDATED BALANCE SHEET

unaudited                                                             SEPT. 30       Dec. 31        Dec. 31
US millions                                             Notes           2001           2000           1999
                                                        -----         -------        -------        -------
ASSETS
Commercial properties                                     3           $ 5,892        $ 6,326        $ 5,897
Development properties                                                    730            637            447
Residential housing inventory                                             577            559            562
Receivables and other                                                     900            893            945
Cash and cash equivalents                                                 234            209            217
                                                                      -------        -------        -------
                                                                      $ 8,333        $ 8,624        $ 8,068
                                                                      -------        -------        -------
LIABILITIES
Commercial debt                                           4           $ 4,782        $ 4,702        $ 4,139
Advances and residential construction financing                           582            951          1,086
Accounts payable                                                          319            368            276

CAPITAL BASE
Interests of others in properties                                         110            159            326
Preferred shares - corporate and subsidiaries                             590            607            607
Common shares and convertible debentures                  5             1,950          1,837          1,634
                                                                      -------        -------        -------
                                                                      $ 8,333        $ 8,624        $ 8,068
                                                                      -------        -------        -------


CONSOLIDATED STATEMENT OF INCOME

unaudited                                                            Three months ended Sept. 30   Nine months ended Sept. 30
                                                                     ---------------------------   --------------------------
US millions, except per share amounts                    Note         2001      2000      1999      2001      2000      1999
                                                         ----        ------    ------    -------   ------    ------    ------
TOTAL REVENUE                                                        $  556    $  483    $  463    $1,603    $1,371    $ 1,253

NET OPERATING INCOME
Commercial office property operations
  Operating income from current properties                           $  153    $  139    $  129    $  454    $  406    $  373
  Operating income from properties sold                                   1        12        12        14        33        35
  Lease termination and other office property gains                      --        --        --        55        19        --
                                                                     ------    ------    ------    ------    ------    ------
                                                                        154       151       141       523       458       408
Development and residential income                                       23        23        18        61        54        44
Interest and other                                                       10         9        10        31        31        38
                                                                     ------    ------    ------    ------    ------    ------
Net operating income, before undernoted                                 187       183       169       615       543       490

EXPENSES
Interest expense                                                         80        85        76       252       240       228
Administrative and development                                           11        10        14        34        33        41
Interests of others in properties                                         7        11        16        22        36        45
                                                                     ------    ------    ------    ------    ------    ------
CASHFLOW FROM OPERATIONS                                                 89        77        63       307       234       176
                                                                     ------    ------    ------    ------    ------    ------
Depreciation and amortization                                            19        17        13        56        47        42
Non-cash taxes and other provisions                                      17        21        14        64        63        36
                                                                     ------    ------    ------    ------    ------    ------
NET INCOME                                                           $   53    $   39    $   36    $  187    $  124    $   98
                                                                     ------    ------    ------    ------    ------    ------
NET INCOME PER SHARE - BASIC                                         $ 0.30    $ 0.22    $ 0.21    $ 1.07    $ 0.73    $ 0.54
                                                                     ------    ------    ------    ------    ------    ------
NET INCOME PER SHARE - DILUTED                            2          $ 0.30    $ 0.22    $ 0.20    $ 1.06    $ 0.70    $ 0.53
                                                                     ------    ------    ------    ------    ------    ------
CASHFLOW PER SHARE - DILUTED                                         $ 0.52    $ 0.46    $ 0.36    $ 1.79    $ 1.40    $ 1.02
                                                                     ------    ------    ------    ------    ------    ------
CASHFLOW PER SHARE - PRIOR TO LEASE TERMINATION AND
  OTHER GAINS                                                        $ 0.52    $ 0.46    $ 0.36    $ 1.50    $ 1.29    $ 1.02
                                                                     ------    ------    ------    ------    ------    ------

4 / Brookfield 3Q 2001 Report

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

                                                                      Nine months ended Sept. 30
unaudited                                                           -----------------------------
US millions                                                          2001        2000        1999
                                                                    -----       -----       -----
RETAINED EARNINGS - BEGINNING OF PERIOD                             $ 274       $ 170       $  79
Net income                                                            187         124          98
Shareholder distributions
  Preferred share dividends and convertible debenture interest        (16)        (24)        (26)
  Common share dividends                                              (37)        (16)        (12)
                                                                    -----       -----       -----
RETAINED EARNINGS - END OF PERIOD                                   $ 408       $ 254       $ 139
                                                                    -----       -----       -----

CONSOLIDATED STATEMENT OF CASHFLOW

                                                                    Three months ended Sept. 30       Nine months ended Sept. 30
unaudited                                                           ---------------------------      ---------------------------
US millions                                                          2001       2000       1999       2001       2000       1999
                                                                    -----      -----      -----      -----      -----      -----
OPERATING ACTIVITIES
Cashflow from operations                                            $  89      $  77      $  63      $ 307      $ 234      $ 176
Net capital recovered from development operations                      18         32         21         54         51         38
                                                                    -----      -----      -----      -----      -----      -----
                                                                      107        109         84        361        285        214
                                                                    -----      -----      -----      -----      -----      -----
FINANCING ACTIVITIES AND CAPITAL DISTRIBUTIONS
Debt arranged (repaid)                                                (91)        27        (60)        23        175        (10)
Common shares of Brookfield and subsidiaries acquired                  (9)        (8)       (57)       (80)       (67)       (57)
Common shares issued                                                   24          3         --         25          4         --
Cashflow retained from interests of other shareholders                  4         19         71         11         36         28
Preferred share dividends and convertible debenture interest           (4)        (6)        (9)       (16)       (24)       (26)
Common share dividends                                                (17)        --         --        (37)       (16)       (12)
                                                                    -----      -----      -----      -----      -----      -----
Cashflow (used in) provided by financing activities and capital
  distributions                                                       (93)        35        (55)       (74)       108        (77)
                                                                    -----      -----      -----      -----      -----      -----

INVESTMENT ACTIVITIES
Disposition (acquisitions) of real estate,net                         (30)       (66)        34         42       (295)       (10)
Commercial property tenant improvements                               (10)       (21)       (12)       (71)       (58)       (33)
Development investments                                               (22)       (20)        (1)       (54)       (40)       (12)
Capital expenditures                                                  (11)        (3)        (1)       (22)        (8)        (7)
Other investments and liabilities                                      35        (32)       (28)      (157)       (59)       (62)
                                                                    -----      -----      -----      -----      -----      -----
Cashflow used in investing activities                                 (38)      (142)        (8)      (262)      (460)      (124)
                                                                    -----      -----      -----      -----      -----      -----
Increase (decrease) in cash resources                                 (24)         2         21         25        (67)        13
Opening cash and cash equivalents                                     258        148        127        209        217        135
                                                                    -----      -----      -----      -----      -----      -----
CLOSING CASH AND CASH EQUIVALENTS                                   $ 234      $ 150      $ 148      $ 234      $ 150      $ 148
                                                                    -----      -----      -----      -----      -----      -----



                                                   Brookfield 3Q 2001 Report / 5

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF ACCOUNTING POLICIES

Reference is made to the company's most recently issued Annual Report that includes information necessary or useful to understanding the company's businesses and financial statement presentations. In particular, the company's significant accounting policies and practices were presented as Note 1 to the Consolidated Financial Statements included in that Report.

     The quarterly financial statements are unaudited. Financial information in this Report reflects any adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary to reflect a fair statement of results for the interim periods in accordance with generally accepted accounting principles.

     The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain prior year amounts have been restated or reclassified to conform to the current year's presentation.


NOTE 2. CHANGE IN ACCOUNTING POLICIES

Starting January 1, 2001,the company has adopted the treasury method of accounting for earnings per share. The new standard harmonizes the company's reporting with that in the United States with respect to the calculation of diluted earnings per share. All earnings per share numbers have been retroactively restated and the changes are not material.


NOTE 3. COMMERCIAL PROPERTIES

Commercial property assets consist largely of office properties in six core markets containing approximately 45 million square feet of space, in which 10 million square feet are commercial development assets. Brookfield has a net interest in approximately 31 million square feet of operating assets and 8 million square feet of development assets.


                                        Net Rentable           Brookfield         SEPT. 30            Dec. 31
Region                                      Area             Owned Interest         2001               2000
------                                 ---------------       ---------------     -----------        -----------
                                       000s of sq. ft.       000s of sq. ft.     US millions        US millions
New York,New York                          10,113                9,230              $3,191             $3,102
Toronto,Ontario                             8,055                6,077                 855                892
Boston,Massachusetts                        2,163                1,103                 331                648
Denver,Colorado                             3,156                2,950                 373                368
Calgary,Alberta                             6,400                4,584                 501                574
Minneapolis,Minnesota                       3,008                3,008                 391                392
Other*                                      3,459                3,459                 250                350
                                           ------               ------              ------             ------
                                           36,354               30,411               5,892              6,326
Development assets                         10,292                8,293                 306                220
                                           ------               ------              ------             ------
                                           46,646               38,704              $6,198             $6,546
                                           ======               ======              ======             ======

* Subsequent to September 30, 2001, 1.2 million square feet of retail properties were sold.

NOTE 4. COMMERCIAL DEBT

Commercial property mortgages are secured by individual properties without recourse to the company and with interest payable on a fixed-rate basis. Approximately 70% of the company's commercial property debt is due after 2006, with one mortgage in 2003 representing the only significant mortgage due in the next five years.


                             Weighted Average
                             Interest Rate at     Remainder                                               2006 &
US millions                   Sept. 30, 2001         2001         2002      2003       2004      2005     Beyond      Total
-----------                  ----------------     ---------      ------    ------     ------    ------   --------    --------
Commercial property debt           7.0%              $38          $117      $536       $113     $205     $3,851      $4,860*

* Reflects the refinancing of the $162 million mortgage on Bankers Hall in Calgary due in 2002 for $240 million, completed in October 2001.

6 / Brookfield 3Q 2001 Report

NOTE 5. COMMON SHARES AND CONVERTIBLE DEBENTURES

The company's common equity is as follows:

                                                                                    SEPT. 30            Dec. 31
US millions                                                                            2001               2000
-----------                                                                        ------------       ------------
SUBORDINATED CONVERTIBLE DEBENTURES                                                $         --       $         50
COMMON SHARES                                                                             1,459              1,404
RETAINED EARNINGS,CONTRIBUTED SURPLUS AND CUMULATIVE TRANSLATION ADJUSTMENT*                491                383
                                                                                   ------------       ------------
COMMON SHARES AND CONVERTIBLE DEBENTURES                                           $      1,950       $      1,837
                                                                                   ============       ============

COMMON SHARES AND CONVERTIBLE DEBENTURES
Common shares outstanding                                                           162,854,837        158,746,008
Unexercised options and warrants                                                      3,509,585          6,058,526
Convertible debentures - June 2008                                                           --          2,622,100
                                                                                   ------------       ------------
Common shares outstanding - fully diluted                                           166,364,422        167,426,634
                                                                                   ============       ============


* Retained earnings, contributed surplus and cumulative translation adjustment include a foreign currency cumulative translation adjustment of $(10) million (Dec. 31, 2000 - $12 million) and contributed surplus of $93 million (Dec. 31, 2000 - $97 million).

NOTE 6. SEGMENTED INFORMATION

The company and its subsidiaries operate in the United States and Canada within the commercial property and residential development business. The following summary presents segmented financial information for the company's principal areas of business by industry and geographical location for the nine months ended September 30:

                                                 United States                    Canada                         Total
unaudited                                 -----------------------------  ----------------------------   ---------------------------
US millions                                 2001       2000       1999     2001       2000      1999      2001      2000      1999
-----------                               --------   -------    -------  --------   -------   -------   --------  --------   ------
COMMERCIAL PROPERTY OPERATIONS
Rental revenues                           $  529     $  523      $ 503    $  240    $  209    $  185     $  769    $  732    $  688
Lease termination and other office
property gains                                25         19         --        30        --        --         55        19        --
Expenses                                     199        195        188       102        98        92        301       293       280
                                          ------     ------     ------    ------    ------    ------     ------    ------    ------
                                             355        347        315       168       111        93        523       458       408
                                          ======     ======     ======    ======    ======    ======     ======    ======    ======

LAND AND HOUSING
Revenues                                     651        478        395        97       111       132        748       589       527
Expenses                                     606        438        362        81        97       121        687       535       483
                                          ------     ------     ------    ------    ------    ------     ------    ------    ------
                                              45         40         33        16        14        11         61        54        44
                                          ------     ------     ------    ------    ------    ------     ------    ------    ------
OTHER REVENUES                                13          9          5        18        22        33         31        31        38
                                          ------     ------     ------    ------    ------    ------     ------    ------    ------
Operating income                             413        396        353       202       147       137        615       543       490
Depreciation and amortization                 35         32         29        21        15        13         56        47        42
                                          ------     ------     ------    ------    ------    ------     ------    ------    ------
Income before unallocated costs              378        364        324       181       132       124        559       496       448
Unallocated costs                                                                                           372       372       350
                                          ------     ------     ------    ------    ------    ------     ------    ------    ------
NET INCOME                                                                                               $  187    $  124    $   98
                                          ------     ------     ------    ------    ------    ------     ------    ------    ------
Commercial property tenant improvements   $   55     $   46     $   23    $   16    $   12    $  10      $   71    $   58    $   33
Acquisitions (dispositions) of real
estate, net                                  (53)       162         34        11       133      (24)        (42)      295        10
Development investments                       43         14          2        11        26       10          54        40        12
Capital expenditures                           6         --         --        16         8        7          22         8         7
                                          ------     ------     ------    ------    ------    ------     ------    ------    ------


                                                 United States                      Canada                         Total
                                          ----------------------------   ----------------------------   ----------------------------
unaudited                                 SEPT. 30   Dec. 31    Dec. 31  SEPT. 30   Dec. 31   Dec. 31   SEPT. 30   Dec. 31   Dec. 31
US millions                                  2001      2000        1999     2001      2000      1999       2001      2000      1999
-----------                               --------   -------    -------  --------   -------   -------   --------  --------   -------
ASSETS
Commercial properties                     $4,343     $4,484     $4,512    $1,549    $1,842    $1,385     $5,892    $6,326    $5,897
Development properties                       500        444        266       230       193       181        730       637       447
Residential housing inventory                548        540        521        29        19        41        577       559       562
Receivables and other                        505        545        363       395       348       582        900       893       945
Cash and cash equivalents                    223        192        133        11        17        84        234       209       217
                                          ------     ------     ------    ------    ------    ------     ------    ------    ------
                                          $6,119     $6,205     $5,795    $2,214    $2,419    $2,273     $8,333    $8,624    $8,068
                                          ======     ======     ======    ======    ======    ======     ======    ======    ======

                                                   Brookfield 3Q 2001 Report / 7

CORPORATE INFORMATION                                          [BROOKFIELD LOGO]

SHAREHOLDER INQUIRIES

Brookfield welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Katherine Vyse, Senior Vice President, Investor Relations and Communications (416) 369-2300 or via e-mail at kvyse@brookfieldproperties.com. Inquiries regarding financial results should be directed to Steven Douglas, Executive Vice President and Chief Financial Officer at (416) 369-2300 or via e-mail at sdouglas@brookfieldproperties.com.

Shareholder questions relating to dividends, address changes and share certificates should be directed to the company's Transfer Agent.

CIBCMELLON TRUST COMPANY


By mail:      P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5C 2W9
By courier:   199 Bay Street, Commerce Court West, Securities Level, Toronto, Ontario, M5L 1G9, Attention: Courier Window
Tel:          (416) 643-5500
Toll free:    (800) 387-0825 (throughout North America)
Fax:          (416) 643-5501
Web site:     www.cibcmellon.com
E-mail:       inquiries@cibcmellon.com


COMMON STOCK INFORMATION

Symbol:            BPO
Stock Exchanges:   New York, Toronto


FIVE YEAR COMMON SHARE DIVIDEND HISTORY

US dollars             1997          1998         1999          2000            2001
----------             ----          ----         ----          ----           -----
March 31               $ --          $ --         $ --          $ --           $ --
June 30                  --          0.07         0.09          0.12           0.13
September 30             --            --           --            --           0.10*
December 31            0.07          0.09         0.12          0.13           0.10

* Effective September 2001, Brookfield initiated a quarterly dividend payment rather than the semi-annual payment. Record dates are set on the first business day of March, June, September and December.


HEAD OFFICE

BROOKFIELD PROPERTIES CORPORATION

UNITED STATES:                CANADA:                       WEBSITE:
One Liberty Plaza             BCE Place, 181 Bay Street     www.brookfieldproperties.com
165 Broadway, 6th Floor       Suite 4300, P.O. Box 770
New York, New York            Toronto, Ontario
10006                         M5J 2T3
Tel:  (212) 417-7000          Tel:  (416) 369-2300
Fax:  (212) 417-7196          Fax:  (416) 369-2301


This quarterly report of the company contains forward-looking statements relating to the company's operations which are based on the company's current expectations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risk, uncertainties, estimates and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made, and the company undertakes no obligation to publicly update any such statement to reflect new information, the occurrence of future events or circumstances or otherwise. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements. Such factors include those set forth in the Risk Factors section in the company's Annual Report and on Form 40-F filed with the U.S. Securities and Exchange Commission.